SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
AMENDMENT NO. 1
TO
FORM T-3
FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES UNDER THE
TRUST INDENTURE ACT OF 1939
LDK SOLAR CO., LTD.
(Name of Applicant)
Hi-Tech Industrial Park
Xinyu City
Jiangxi Province 338032
People’s Republic of China
(Address of Principal Executive Offices)
SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

TITLE OF CLASS 4.75% Convertible Senior Notes due 2013	AMOUNT $300,000,000
Approximate Date of Proposed Public Offering: November 24, 2010

Law Debenture Corporate Services Inc.
400 Madison Avenue, 4th Floor
New York, New York 10017
Telephone: 212-750-6474
(Name, address, including zip code, and telephone number,
including area code, of agent of service)

With Copies to:

Huanting Timothy Li, Esq. Sidley Austin LLP Level 39, Two International Finance Centre 8 Finance Street, Central, Hong Kong (852) 2509-7888	Edward D. Ricchiuto, Esq. Sidley Austin llp 787 Seventh Avenue New York, New York 10019 (212) 839-8650
The obligor hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), may determine upon the written request of the obligor.

EXPLANATORY NOTE
     This Amendment No. 1 to Application for Qualification of Indenture on Form T-3 is being filed solely for the purpose of adding the delaying amendment language to the cover page of the Application for Qualification of Indenture on Form T-3 (Commission File No. 022-28946), which was filed on November 24, 2010.

SIGNATURE
     Pursuant to the requirements of the Trust Indenture Act, LDK Solar Co., Ltd., a company organized and existing under the laws of the Cayman Islands, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Hong Kong, People’s Republic of China, this 3rd day of December, 2010.

(SEAL)	/s/ Corporate Seal	LDK Solar Co., Ltd.
		By:	/s/ Xiaofeng Peng

Attest:	/s/ Vincent Lam	By:	/s/ Jack Lai